Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764
NEWS RELEASE
—————————————

LAKE SHORE GOLD APPOINTS DIANE FRANCIS TO BOARD OF DIRECTORS

TORONTO, ONTARIO-- (Marketwired – November 5, 2013) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) ("Lake Shore Gold" or the “Company") today announced that Diane Francis has joined the Company’s Board of Directors effective November 5, 2013.

Ms. Francis is an award-winning columnist, journalist, bestselling author, broadcaster and entrepreneur who brings to Lake Shore Gold extensive board experience, including in the gold industry. She is the Editor-at-Large at the National Post, a Distinguished Professor at Ryerson University’s Ted Rogers School of Management and an author of 10 books, including her latest book, "Merger of the Century: Why Canada and America Should Become One Country." Ms. Francis was the first female editor of a national daily newspaper in Canada and was the first working journalist to serve on a public company board. She was a director of Aurizon Mines Ltd. from 2007 until the Company was acquired earlier this year and currently serves on the boards of the Toronto Symphony Orchestra and the Ryerson University Cabinet. Ms. Francis has received many prestigious awards from organizations and publications across Canada and holds a number of honorary doctorates from universities and colleges in Canada and the United States.

Alan Moon, Chairman of the Board of Lake Shore Gold, commented: “We are very pleased to welcome Diane to our board. She brings extensive experience and a unique set of skills in business and communications which will serve Lake Shore Gold and its shareholders very well going forward.”

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. In addition to current operations, the Company also has a number of highly prospective projects and exploration targets, all located in and around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch
President & CEO
(416) 703-6298

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold
(416) 703-6298
Website: www.lsgold.com